AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

April 11, 2016

VIA EDGAR

Deborah Skeens, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund

File Nos. 033-13954 and 811-05141

Dear Ms. Skeens:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on March 1, 2016, concerning post-effective amendment (“PEA”) No. 118 to the registration statement of Pacific Select Fund (the “Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on January 20, 2016 with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

Class D, I and P Prospectus Comments:

1.	All Funds

a.	Comment: Principal Risks: Please confirm supplementally that each principal risk disclosed in this section corresponds to a principal investment strategy of the Fund for which it is disclosed. Please also confirm supplementally that, for each Fund that operates as a fund-of-funds, all principal investment strategies and related principal risks of the Fund resulting from its investment in the underlying funds are appropriately disclosed.

Response: So confirmed.

b.	Comment: Principal Risks: Further to Comment 1a, to the extent that a principal risk disclosed in this section does not have a corresponding principal investment strategy for a Fund, please remove the principal risk disclosure for that Fund.

Response: The Registrant will remove any such risk as applicable.

c.	Comment: Principal Risks: For all Funds that may invest in fixed income securities as a principal investment strategy, please consider adding disclosure to incorporate the risk factors discussed in SEC IM Guidance 2014-01, unless those risk factors are already disclosed pursuant to Item 9(c) of Form N-1A.

Response:  The relevant risk factors are already disclosed in the Registrant’s registration statement pursuant to Item 9(c) of Form N-1A.

d.	Comment: Principal Investment Strategies: For each Fund that invests in fixed income securities, in addition to disclosing the Fund’s policy relating to duration, if applicable, please disclose its policy relating to average maturity.

Response:  The fixed-income Funds that disclose investment policies relating to duration but not average maturity do not implement their investment strategies by reference to average maturity policies and instead utilize duration, as disclosed. The maturity of a security measures only the time until final payment is due, whereas duration factors in the pattern of all payments of interest and principal over time, including how those payments are affected by prepayments and by changes in interest rates, as well as the time until an interest rate is reset (in the case of floating rate securities).

e.	Comment: Principal Risks: Please clarify the meaning of “its” in reference to the Price Volatility Risk disclosure.

Response: The disclosure has been amended accordingly.

f.	Comment: Derivatives Disclosure: Please review each Fund’s use of derivative instruments (whether direct or indirect) and corresponding disclosure in accordance with the July 30, 2010 letter from Barry D. Miller to Karrie McMillan to ensure that each Fund’s derivatives disclosure is appropriately tailored for each Fund.

Response: The Registrant has reviewed each Fund’s use of derivative instruments and corresponding disclosure and believes that such disclosure is appropriately tailored for each Fund in light of the guidance provided in the letter.

g.	Comment: Performance: For all Funds that incepted in 2015 prior to May 1, 2015, please explain why performance information is not provided pursuant to Items 4(b)(2)(ii) and (iii) of Form N-1A.

Response:  Items 4(b)(2)(ii) and (iii) of Form N-1A, and the Instructions thereto, require that performance information be provided only for those Funds that have annual returns for at least one calendar year. The Funds that incepted in 2015 prior to May 1, 2015 do not disclose performance information because they do not yet have returns for a full calendar year ending December 31, 2015.

h.	Comment: Portfolio Turnover: For each Fund that has a portfolio turnover rate greater than 100%, please add frequent trading as a principal investment strategy of the Fund and portfolio turnover as a principal risk of the Fund.

Response: The Registrant respectfully declines this comment as it believes the prospectuses have adequate disclosure on portfolio turnover. Frequent trading is not a principal investment strategy of any Fund, including those with portfolio turnover rates greater than 100%. Rather, a higher portfolio turnover rate for a Fund is a result of the Fund’s principal investment strategies and not itself a strategy. The risks of a higher portfolio turnover rate are already disclosed in each Fund Summary as part of the Fund’s disclosure pursuant to Item 3 (Instruction 5) of Form N-1A. In addition, the Funds’ prospectuses disclose that all Funds may engage in active and frequent trading and describe the consequences of such trading pursuant to Item 9(b)(1) (Instruction 7) of Form N-1A. The prospectuses also identify by name the Funds that engaged in active and frequent trading (over 100% turnover of portfolio securities) during the past fiscal year.

i.	Comment: Convertible Securities: If any Fund invests in contingent convertible securities as a principal investment strategy, please disclose this as a principal investment strategy, provide a description of contingent convertible securities and include appropriate risk disclosure. For a Fund that may invest in contingent convertible securities, please consider adding appropriate disclosure, the type and location of which will depend on the extent to which the Fund invests in those securities. Please also confirm supplementally the amount that each Fund currently invests in contingent convertible securities.

Response: No Fund currently intends to invest in contingent convertible securities as a principal investment strategy except for the Absolute Return Portfolio.    The Global Absolute Return Portfolio, Diversified Bond Portfolio, Inflation Managed Portfolio and Managed Bond Portfolio each may invest in contingent convertible securities as a non-principal investment strategy. Of those Funds, the Absolute Return Portfolio currently invests approximately 5% of its assets in contingent convertible securities and the others invest less than 5% of their assets in those securities. The Registrant has amended its prospectus and SAI to add disclosure about contingent convertible securities.

j.	Comment: Additional Information About Principal Investment Strategies and Risks: Please clarify in disclosure that the additional information provided about risks in this section is about principal risks, and not non-principal risks.

Response: The disclosure has been amended accordingly.

k.	Comment: Credit Default Swaps: The disclosure for Derivatives Risk includes the use of credit default swaps. For any Fund that includes this risk disclosure, if the Fund may write credit default swaps, please confirm supplementally that the Fund will segregate the full notional amount to cover the obligation of the credit default swap.

Response: To the extent that a Fund writes credit default swaps, the amount required for segregation will be valued at the full notional amount.

l.	Comment: Example: For all Funds with a contractual fee waiver or expense limitation disclosed in the fee table, please disclose that the Examples reflect such fee waiver or expense limitation only for the contractual period. See the disclosure for the Diversified Alternatives Portfolio.

Response: The disclosure has been amended accordingly.

m.	Comment: Fee Waivers and Expense Limitations: For any Fund with a contractual fee waiver and/or expense limitation agreement that provides for recoupment of amounts waived or reimbursed by Pacific Life Fund Advisors LLC, please note that such recapture is limited to the lesser of: 1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or 2) the expense limit in effect at the time of recapture as supported by published accounting guidance, specifically 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73). Please confirm that the Registrant’s fee waiver and expense limitation agreements are consistent with this guidance.

Response: So confirmed.

n.	Comment: Rule 35d-1: For all Funds subject to Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please include the word “net” in the Fund’s 80% policy described in the principal investment strategies.

Response:  The Registrant believes that the use of the term “assets” for each Fund’s 80% policy under Rule 35d-1 as disclosed in its principal investment strategies is plain English. In the “General Investment Information” section of the prospectuses, the Funds that are subject to Rule 35d-1 are listed and the disclosure states that the test is applied to a Fund’s net assets, plus the amount of any borrowings for investment purposes.

o.	Comment: Rule 35d-1: For any Fund that can invest in derivatives to meet the 80% test under Rule 35d-1, please confirm supplementally that each such Fund will value derivatives at market value for purposes of the 80% test.

Response: The Registrant considers the valuation of derivatives on a case-by-case basis in light of Rule 35d-1 and available guidance.

p.	Comment: Rule 35d-1: For any Fund that can invest in derivatives to meet the 80% test under Rule 35d-1, please disclose that fact in the principal investment strategies for such Fund. See the Registrant’s disclosure for the Short Duration Bond Portfolio.

Response:    The Registrant has disclosed that fact in the principal investment strategies for the applicable Funds.

q.	Comment: Depositary Receipts: For any Fund that invests in depositary receipts as a principal investment strategy (such as the Comstock Portfolio), please add corresponding principal risk disclosure specific to depositary receipts.

Response: The disclosure has been amended accordingly.

r.	Comment: Please review the summary principal investment strategies for those Funds that use derivatives and ensure that there is enough specificity on derivatives in such disclosure.

Response: The Registrant has reviewed the relevant disclosure and believes it to be adequately specific.

2.	Floating Rate Loan Portfolio, Floating Rate Income Portfolio, International Small-Cap Portfolio, Value Advantage Portfolio and Currency Strategies Portfolio

Comment: Selection of Broad-Based Securities Market Indices: Please explain supplementally why you believe the S&P/LSTA Leveraged Loan Index (used for the Floating Rate Loan Portfolio), the Credit Suisse Leveraged Loan Index (used for the Floating Rate Income Portfolio), the S&P Developed Ex-U.S. SmallCap Index (used for the International Small-Cap Portfolio), the Russell 3000 Value Index (used by the Value Advantage Portfolio) and the Citigroup 1-Month U.S. Treasury-Bill Index (used by Currency Strategies Portfolio) are each an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7).

Response: We believe these indices are appropriate broad-based securities market indices for their respective Funds as defined in Instruction 5 to Item 27(b)(7) of Form N-1A because each index is (1) administered by an organization that is not affiliated with the Fund, its adviser or principal underwriter, and (2) widely recognized and used.

Floating Rate Loan Portfolio: The S&P/LSTA Leveraged Loan Index is a daily total return index that uses Loan Syndications & Trading Association/Loan Pricing Corporation (“LSTA/LPC”) mark-to-market pricing to calculate market value change. On a real-time basis, the leveraged loan index (“LLI”) tracks the current outstanding balance and spread over London Interbank Offered Rate (“LIBOR”) for fully funded term loans. The facilities included in the LLI represent a broad cross section of leveraged loans syndicated in the U.S., including dollar-denominated loans to overseas issuers. Results include the reinvestment of all distributions. It is administered by Standard & Poor’s.

Floating Rate Income Portfolio: The Credit Suisse Leveraged Loan Index tracks the investable market of the U.S. dollar-denominated leveraged loan market. It consists of issues rated “5B” or lower, meaning that the highest rated issues included in this index are Moody’s/S&P ratings of Baa1/BB+ or Ba1/BBB+. All loans are funded term loans with a tenor of at least one year and are made by issuers domiciled in developed countries. Results include the reinvestment of all distributions. It is administered by Credit Suisse.

International Small-Cap Portfolio:  The S&P Developed Ex-U.S. SmallCap Index comprises the stocks representing the lowest 15% of float-adjusted market cap in each developed country, excluding the United States. It is a subset of the S&P Global BMI, a comprehensive, rules-based index measuring global stock market performance. Results include the reinvestment of all distributions. It is administered by Standard & Poor’s.

Value Advantage Portfolio:  The Russell 3000 Value Index measures the performance of the broad value segment of the U.S. equity value universe. It includes those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The Russell 3000 Value Index is constructed to provide a comprehensive, unbiased, and stable barometer of the broad value segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics. Results include the reinvestment of all distributions. It is administered by Russell Investment Group.

Currency Strategies Portfolio:  The Citigroup 1-Month U.S. Treasury Bill (“T-Bill”) Index is a market value-weighted index of public obligations of the U.S. Treasury with maturities of one month. Results include the reinvestment of all distributions. It is administered by Citigroup Inc.

This Fund employs a “market neutral” investment approach which means that the Fund benchmarks itself to an index of cash instruments, rather than a stock or bond market index, and seeks to achieve returns that are largely independent of broad movements in stocks and bonds (low correlation, low beta). As a result, the Registrant believes the Citigroup 1-Month U.S. Treasury Bill (“T-Bill”) Index is an appropriate broad-based securities market index for this Fund.

3.	Inflation Managed Portfolio, Inflation Strategy Portfolio, Dividend Growth Portfolio and Currency Strategies Portfolio

Comment: Rule 35d-1: Please explain why the Registrant believes that these Funds are not subject to Rule 35d-1.

Response: Rule 35d-1 requires a fund whose name suggests investment in any of the following to comply with certain investment requirements set forth in the Rule: (i) the fund or its securities are issued or guaranteed by the United States government;

(ii) the fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries; (iii) the fund focuses its investments in a particular country or geographic region; or (iv) the fund’s distributions are exempt from federal income tax or both state and federal income tax. In the Registrant’s view, none of the above-referenced Funds use terms in their names that implicate Rule 35d-1 because, for each Fund, the term preceding “Portfolio” describes its principal investment strategy and not a particular type of investment. If the staff has questions about specific terms that they believe implicate Rule 35d-1 in some way, the Registrant would be happy to address those particular questions.

4.	Emerging Markets Debt Portfolio

Comment: Emerging Markets Criteria: Please disclose the criteria used by the sub-adviser to determine whether a country is considered an emerging market.

Response:  The criteria used by the sub-adviser is already disclosed in the Principal Investment Strategies section of the prospectus.

5.	Emerging Markets Debt Portfolio and Focused Growth Portfolio

Comment: Geographic Focus:  As each of these Funds may invest a substantial portion of its assets in any one foreign country as described in its principal investment strategies, please consider if additional country-specific disclosure would be appropriate.

Response:  The Registrant has analyzed the existing disclosure in light of the comment and believes additional country-specific disclosure is unnecessary.

Specifically, Principal Risk disclosures for each of these Funds include Geographic Focus Risk, which notes that “[i]f the Fund invests a significant portion of its assets in a single country, limited number of countries, or particular geographic region, then the risk increases that economic, political, social, or other conditions in those countries or that region will have a significant impact on the Fund’s performance,” and that “[a]s a result, the Fund’s performance may be more volatile than the performance of more geographically diversified funds.”

In addition, for the Emerging Markets Debt Portfolio, the top five risk exposures by country and their approximate percentage of the Fund’s net assets as of the most recent fiscal year end is disclosed in the prospectuses pursuant to Item 9 of Form N-1A. The Fund’s holdings are identified by country of risk exposure in the schedule of investments in its annual and semi-annual shareholder reports.

6.	All Funds that Include “Cap” in Their Names

Comment: Market Capitalization:  For each Fund that references a specific market capitalization in its name (e.g., Mid-Cap Equity Portfolio), please confirm supplementally that the Registrant believes the market capitalization range identified in the Fund’s principal investment strategies is appropriate.

Specifically for the Large-Cap Growth Portfolio, please explain supplementally why the Registrant believes a market capitalization range of $2 billion or more is appropriate for this Fund in light of its strategy to invest at least 80% of its assets in equity securities of “large-capitalization” companies.

Specifically for the International Small-Cap Portfolio, please explain supplementally why the Registrant believes a market capitalization range of $50 million to $2 billion is appropriate for this Fund in light of its strategy to invest at least 80% of its assets in securities of companies with “small market capitalizations.”

Response:  With respect to the Large-Cap Growth Portfolio, the Registrant believes this market capitalization range is appropriate because it falls within the range of well-known and widely-used large-capitalization indices. The market capitalization range for the Russell 1000 Growth Index (the Fund’s benchmark index), which measures the performance of the large-capitalization growth segment of the U.S. equity universe, was approximately $717 million to $606.41 billion as of December 31, 2015. In addition, the S&P 500 Index – one of the best known indices for tracking the domestic large-capitalization market – had a market capitalization range of approximately $1.76 billion to $585.85 billion as of December 31, 2015. Accordingly, the Registrant believes that a company with a market capitalization of at least $2 billion is reasonably defined as “large-capitalization.”

However, in response to this comment and for purposes of clarity, the Fund’s principal investment strategies have been revised to define “large-capitalization” based on the market capitalization range of the Fund’s benchmark index. To provide additional context for an investor, we have added the weighted average market capitalization of the Fund as of December 31, 2015.

For the same reasons discussed above, the Registrant has made similar disclosure clarifications for the Large-Cap Value Portfolio, using its benchmark, the Russell 1000 Value Index (which measures the performance of the large-capitalization value segment of the U.S. equity universe) to define “large-capitalization.”

With respect to the International Small-Cap Portfolio, the Registrant believes that the small-capitalization range of “approximately $50 million to $2 billion or in the range represented by the S&P Developed Ex-U.S. SmallCap Index” is appropriate because, among other reasons, the range of “$50 million to $2 billion” falls within the span of the Fund’s benchmark index, the S&P Developed Ex-U.S. SmallCap Index, a small-capitalization index representing the lowest 15% of float-adjusted market cap in each non-U.S. developed country. The benchmark index had a market capitalization range of approximately $16 million to $16.6 billion as of December 31, 2015. To provide additional context for an investor, we have added the weighted average market capitalization of the Fund as of December 31, 2015.

Registrant confirms that, in its view, each remaining Fund with a term in its name that refers to a market capitalization range reasonably utilizes a broad-based market index for its market capitalization definition. In addition, to provide additional context for an investor, we have added the weighted average market capitalization for each of these Funds as of December 31, 2015.

7.	International Value Portfolio

Comment:  Market Capitalization:  The principal investment strategies of the International Value Portfolio notes that the market capitalization range of the Fund’s portfolio holdings are generally those in the range of companies represented in the Morgan Stanley Capital International (“MSCI”) Europe, Australasia and Far East (“EAFE”) Index (Net). Please explain supplementally why the Registrant believes this index is appropriate in light of the Fund’s strategy to invest primarily in “relatively large” non-U.S. companies.

Response: The MSCI EAFE Index is widely considered to be the industry standard index for representing non-U.S. large market capitalization companies. As of December 31, 2015, the market capitalization range for the MSCI EAFE Index (Net) was approximately $942 million to $237.54 billion. The range of the index is comparable to the large market capitalization universe as measured by well-known and widely-used large-capitalization indices such as the Russell 1000 Value Index, which measures the performance of the large-capitalization value segment of the U.S. equity universe and had a market capitalization range of approximately $383 million to $448.8 billion as of December 31, 2015. Accordingly, the Registrant believes the MSCI EAFE Index is an appropriate index to measure “relatively large” non-U.S. companies. To provide additional context for an investor, we have added the weighted average market capitalization for the Fund as of December 31, 2015.

8.	Long/Short Large-Cap Portfolio

a.	Comment: Short Sale Expenses: As the Long/Short Large-Cap Portfolio utilizes short sales as a principal investment strategy, please consider amending the Annual Fund Operating Expense Table to reflect Short Sale Expenses.

Response:  The disclosure has been amended accordingly.

b.	Comment: For the Long/Short Large-Cap Portfolio, please provide a “plain English” description of the long/short strategy utilized.

Response:  The disclosure has been amended accordingly.

9.	Mid-Cap Equity Portfolio

Comment:  Principal Investment Strategies: Please reconcile the disclosure for this Fund regarding its investments in real estate investment trusts (“REITs”) as these investments are disclosed in the Item 9 disclosure but not in the Item 4 disclosure.

Response: This Fund does not invest in REITs as a principal investment strategy. Accordingly, the reference to REITs has been deleted from the Item 9 disclosure.

10.	Real Estate Portfolio

Comment:  Subprime Exposure:  If there is any subprime exposure with respect to the Fund’s investment in REITS or real estate operating companies (“REOCs”), please include such exposure in the Fund’s principal risks disclosure. Otherwise please confirm supplementally that the Fund, under normal circumstances, will not have subprime exposure.

Response:   The Fund does not currently have subprime exposure with respect to its investment in REITS or REOCs and, under normal circumstances, does not expect to have such exposure.

11.	Technology Portfolio

Comment:  Principal Investment Strategies: The prospectus states that the Fund may “invest in companies that utilize technology as an agent of change to significantly enhance their business opportunities,” which the staff believes is too broad a category in which to define technology companies and technology-related companies for purposes of the Fund’s 80% policy. Please delete or revise this description.

Response: The disclosure has been amended to clarify that the Fund’s investment in companies that utilize technology as an agent of change to significantly enhance their business opportunities is not intended to be included in the Fund’s 80% policy.

12.	Diversified Alternatives Portfolio and Other New Funds

a.	Comment: Asset Allocation: For the Diversified Alternatives Portfolio, if an asset allocation model is utilized, please disclose accordingly.

Response:  The Registrant has amended the disclosure accordingly.

b.	Comment: Benchmark Index: Please identify supplementally the broad-based securities market index that will be utilized for this Fund and for any Fund that has less than a full year of calendar performance as of December 31, 2015.

Response:  The broad-based securities market indices to be utilized for the Diversified Alternatives Portfolio and for all other Funds that do not have a full calendar year of performance are as follows:

●	Diversified Alternatives Portfolio: Citigroup 1 Month U.S. Treasury Bill Index
●	Absolute Return Portfolio: Citigroup 1 Month U.S. Treasury Bill Index
●	Equity Long/Short Portfolio: MSCI World Index. A composite benchmark will also be shown once the Fund’s returns are presented in its prospectus.
●	PSF DFA Balanced Allocation Portfolio: S&P 500 Index and the Barclays U.S. Aggregate Bond Index. A composite benchmark will also be shown once the Fund’s returns are presented in its prospectus.

13.	Global Absolute Return Portfolio

Comment: Principal Investment Strategies: Referring to the last sentence of the first paragraph, which states that the Fund “normally invests at least 40% of its net assets in foreign investments,” please revise this paragraph to describe what the sub-adviser considers a “foreign investment.”

Response: The disclosure has been amended accordingly.

14.	PSF DFA Balanced Allocation Portfolio

a.	Comment: Expense Reimbursement: For the contractual expense reimbursement noted, please confirm that it will be in effect for at least one year from the effective date of the registration statement.

Response: So confirmed.

b.	Comment: Securities Lending Risk: Because Securities Lending Risk is identified as a principal risk of the Fund from its holdings in DFA Underlying Funds, please confirm supplementally that securities lending is discussed in the principal investment strategies disclosure.

Response: The Fund’s principal investment strategies disclosure reflects that certain DFA Underlying Funds may lend their portfolio securities to generate additional income.

c.	Comment: Currency Risk: Because Currency Risk is identified as a principal risk of the Fund from its holdings in DFA Underlying Funds, please disclose in the “Principal Investment Strategies” section that the Fund’s investments may be in non-U.S. dollar-denominated securities.

Response:  The disclosure has been amended accordingly.

d.	Comment: Options Risk: Because Options Risk is identified as a principal risk of the Fund from its holdings in DFA Underlying Funds, please include corresponding disclosure in the “Principal Investment Strategies” section.

Response:  Options Risk has been removed as a principal risk of the Fund from its holdings in DFA Underlying Funds because the Underlying Funds do not invest in options as a principal investment strategy.

15.	Pacific Dynamix Portfolios

Comment: Pacific Dynamix Underlying Funds:  Please clarify in the disclosure that these Funds are described and offered in a separate prospectus.

Response:  The Funds already include this disclosure in the “Additional Information About Principal Investment Strategies and Principal Risks” section, which states the following: “For information about the Pacific Dynamix Underlying Funds (including investment strategies), see the Trust’s Class P prospectus which can be obtained as described on the back cover of this prospectus.”

16.	Funds of Funds

a.	Comment: Performance: For each Fund that states the following in its Performance section: “The bar chart and table below provide some indication of the risk of investing in the Fund by showing changes in the performance of the Fund from year to year and showing how the Fund’s returns compare to a broad-based market index that corresponds to the larger of the Fund’s broad asset class target allocations,” please delete this sentence as the index seems to relate to only one asset class of the Fund. Otherwise please confirm supplementally why this is an appropriate broad-based securities market index for these Funds.

Response: These Funds currently show either the Barclays U.S. Aggregate Bond Index or the S&P 500 Index as the broad-based market index that corresponds to a Fund’s larger broad asset class target allocation (debt or equity), both indices of which the Registrant considers broad-based securities market indices. However, the disclosures for each Fund have been amended accordingly to add a broad-based market index that would cover the smaller broad asset class target allocation.

b.

Comment: Concentration:    Please note that the staff may take the position, as expressed through the disclosure review and comment process, that a Fund that operates as a fund of funds account for the concentration of affiliated and unaffiliated underlying investment companies when the Fund is applying its own concentration test. These Funds should add disclosure indicating that they will consider the concentration of these investment companies when determining compliance with their own concentration policies in Item 9 disclosure or the SAI.

Response: The Funds have added disclosure accordingly.

17.	Item 9 Disclosure

a.	Comment: Item 9 Disclosure: Please review the Item 4 and Item 9 principal investment strategy disclosures for each Fund to ensure such disclosures are not identical.

Response: Where applicable, disclosure has been amended accordingly.

b.	Comment: Country Risk Vendor: With respect to the Item 9 disclosure for the Emerging Markets Debt Portfolio regarding the use of a third party vendor to obtain country risk exposure, please provide additional descriptive information about the vendor, such as whether the vendor is an affiliate of the Funds. Providing the name of the vendor is not necessary.

Response:  The disclosure has been amended accordingly for the Emerging Markets Debt Portfolio, as well as all for other Funds that disclose country risk exposure is determined by data from the vendor.

c.	Comment: Mid-Cap Growth Portfolio (Principal Investment Strategies): If the disclosure regarding the three growth categories in the Item 9 disclosure is a principal investment strategy of the Fund, please include it in the Item 4 disclosure for this Fund.

Response:  The disclosure has been amended accordingly.

d.	Comment: Cybersecurity Risk: Because Cybersecurity Risk is listed as a principal risk in the Item 9 disclosure, please disclose the corresponding principal investment strategy or explain why this disclosure is not appropriate.

Response:  Given that the Funds are exposed to technology-related risks by virtue of their daily operations, the Registrant considers Cybersecurity Risk to be a risk of which investors should be aware. However, there is no particular investment strategy that predisposes a Fund to this risk and, therefore, the Registrant does not believe corresponding principal investment strategy disclosure is appropriate.

18.	General Investment Information

Comment: Fundamental Policy:  Please amend the sentence beginning “Unless a particular investment policy is identified as fundamental…” to identify where a particular investment policy would be identified as fundamental.

Response: The disclosure has been amended accordingly.

Class P Prospectus Comments

19.	All Funds

a.	Comment: Please make conforming changes to this Prospectus based on the SEC staff’s comment 1.n. to the Class D, I and P Prospectus.

Response:  Please refer to the response for comment 1.n.

b.	Comment: Market Capitalization: For each Fund that references a specific market capitalization in its name (e.g., PD Large-Cap Growth Index Portfolio), please confirm supplementally that the Registrant believes the market capitalization range identified in the Fund’s principal investment strategies is appropriate.

Response:  The Registrant confirms that, in its view, where a Fund identifies a market capitalization range in its Principal Investment Strategies section, such range is appropriate. The PD International Large-Cap Portfolio discloses criteria that the sub-adviser uses to determine whether a company is large-capitalization and not a market capitalization range. To provide additional context for an investor, we have added the weighted average market capitalization for these Funds as of December 31, 2015.

20.	PD Emerging Markets Portfolio

a.	Comment: Emerging Markets Criteria: Please disclose the criteria used by the sub-adviser to determine whether a country is considered an emerging market.

Response:  The criteria used by the sub-adviser is already disclosed in the Principal Investment Strategies section of the prospectus.

b.	Comment: Geographic Focus: As the Fund may invest a substantial portion of its assets in any one foreign country as described in its principal investment strategies, please consider if additional country-specific disclosure would be appropriate.

Response:  The Registrant has analyzed the existing disclosure in light of the comment and believes additional country-specific disclosure is unnecessary.

Specifically, Principal Risk disclosures for this Fund includes Geographic Focus Risk, which notes that “[i]f the Fund invests a significant portion of its assets in a single country, limited number of countries, or particular geographic region, then the risk increases that economic, political, social, or other conditions in those countries or that region will have a significant impact on the Fund’s performance,” and that “[a]s a result, the Fund’s performance may be more volatile than the performance of more geographically diversified funds.”

In addition, the top five risk exposures by country and their approximate percentage of the Funds’ net assets as of the most recent fiscal year end is disclosed in the prospectuses pursuant to Item 9 of Form N-1A. This Fund’s holdings are identified by country of risk exposure in the schedule of investments in the Funds’ annual and semi-annual shareholder reports.

21.	PD International Large-Cap Portfolio

Comment: The prospectus states that this Fund “invests a significant amount of its assets in non-U.S. investments.” Please provide more detail about the extent of the Fund’s investment in non-U.S. securities in the disclosure (i.e., if this is a 40% minimum test).

Response: This sentence has been deleted and replaced with a sentence that is more specific about the extent of the Fund’s investments in non-U.S. securities.

SAI Comments

22.	Comment: Non-Diversified Funds: For all Funds identified as non-diversified in the SAI, please confirm supplementally that these Funds’ summary prospectuses indicate that they are non-diversified and that the appropriate non-diversification risk is included as a principal risk of the Funds.

Response: So confirmed.

23.	Investment Restrictions

a.	Comment: Fundamental Investment Restrictions: Please explain why the Health Sciences and Technology Portfolios do not have specific concentration policies in the SAI. Please also include the appropriate prospectus risk disclosure.

Response: Appropriate prospectus risk disclosure is already included for the Funds, namely in the “Industry Concentration Risk” principal risk disclosure for any Fund that has a concentration policy. The concentration policy for the Health Sciences and Technology Portfolios is identified in that principal risk and corresponds to principal investment strategies for those Funds.

b.

Comment: Fundamental Investment Restrictions: Borrowing:  Fundamental Investment Restriction A(iv) states that a Fund may: “(a), borrow from banks but only if immediately after each borrowing and continuing thereafter there is asset coverage of 300%, except for the Value Advantage, Currency Strategies, Global

Absolute Return, Core Income, Absolute Return, Equity Long/Short, Emerging Markets Debt, Inflation Strategy and Floating Rate Income Portfolios.” Please explain what the exception is for the Funds identified in this restriction.

Response: As disclosed later in that same paragraph, those Funds have a different fundamental policy on borrowing. Both policies are consistent with the 1940 Act.

c.	Comment: Non-Fundamental Investment Restrictions: The disclosure notes that “Unless otherwise specifically stated in a Fund’s Prospectus or above, each Fund’s investment restriction will apply only at the time of investment (and subsequent fluctuations in the value of Fund securities or the sale of Fund securities will not result in a violation of the restriction).” Please disclose that the investment restriction on borrowing is an exception to the “at time of investment” disclosure in that the restriction is continuous, including after the time of the borrowing.

Response: The Registrant respectfully declines this comment as the fundamental investment restrictions related to borrowing for the Funds already disclose that a Fund may borrow but only if immediately after each borrowing and “continuing thereafter” there is the required 300% asset coverage.

24.	Beneficial Interest of Trustees

Comment: Compensation: Footnote 1 to the table states that “Compensation paid by the Trust and Pacific Funds Series Trust is for the fiscal years ended December 31, 2015 and March 31, 2016, respectively.” Please revise the disclosure to clearly identify which entity has the March 31, 2016 fiscal year end.

Response: The disclosure has been amended accordingly.

General Comments:

25.	Comment: Please provide the Tandy Representations that the Registrant customarily makes.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

26.	Comment: Please confirm supplementally that all missing information will be included before the effective date of the post-effective amendment.

Response: So confirmed.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng
Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP